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EXHIBIT 99.2                                 NEWS RELEASE DATED DECEMBER 7, 2000
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NEWS FROM UTi

Contacts:

Lawrence R. Samuels                             Cecilia Wilkinson/Julie Crandall
Senior Vice President, Chief Financial Officer  Pondel/Wilkinson Group
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com

                   UTi WORLDWIDE RELEASES U.S. GAAP REPORTING
                    FOR THIRD QUARTER AND NINE-MONTH RESULTS

Rancho Dominguez, CA -- December 7, 2000 - As a supplement to its International Accounting Standards reporting, released earlier today, UTi Worldwide Inc. (Nasdaq:UTIW) today released supplemental financial tables, including a breakdown of revenue by service, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for the three and nine months ended October 31, 2000.

Including a non-cash charge of $2.3 million ($0.12 per diluted share), net income under U.S. GAAP for the fiscal 2001 third quarter totaled $4.8 million, or $0.24 per diluted share. The non-cash charge reflects a previously disclosed third quarter distribution from a stock award plan of ordinary shares to certain employees for past service. This third quarter distribution from the stock award plan was the final distribution for the plan. Excluding this charge, net income was $7.1 million, or $0.36 per diluted share.

ABOUT UTi

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

MANAGEMENT'S COMMENTARY ON RESULTS OF OPERATIONS

The text of the company's commentary on its financial condition and results of operations, along with consolidated statements of operations, balance sheets and cash flow statements for the three and nine month periods ended October 31, 2000, will be posted next week on UTi's Web site, www.go2uti.com, under the heading "News Releases and Commentary." The commentary also will be furnished next week to the U.S. Securities and Exchange Commission on Form 6-K.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call tomorrow, Friday, December 8, 2000, at 8:00 a.m. PST (11:00 a.m. EST) to review the company's financials and operations for the third quarter and nine-month periods. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com, or by calling (212) 896-6041 (domestic and international). For those who are not available to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PST, Friday, December 22, 2000 on both Web sites. A telephonic playback of the conference call also will be available during that same timeframe by calling (800) 633-8284 (domestic) or (858) 812-6440 (international) and using Reservation No. 17113844.

                                      # # #

                                 (Tables Follow)

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UTi Worldwide Inc.
Condensed Consolidated Statements of Operations
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles)

                                         Three months ended October 31,         Nine months ended October 31,
                                         ------------------------------         ------------------------------
                                            2000               1999                2000                1999
                                         -----------        -----------         -----------        -----------
                                                                      (Unaudited)
INCOME STATEMENT DATA (US$000):

Gross revenue:
  Airfreight forwarding............      $   135,465        $   111,725         $   354,279        $   295,707
  Ocean freight forwarding.........           67,730             57,898             186,235            156,259
  Customs brokerage................           16,670             10,859              46,193             29,804
  Other............................           20,901             16,080              56,044             42,789
                                         -----------        -----------         -----------        -----------
    Total gross revenue............      $   240,766        $   196,562         $   642,751        $   524,559
                                         ===========        ===========         ===========        ===========
Net revenue:
  Airfreight forwarding............           39,415             35,371             106,747             95,374
  Ocean freight forwarding.........           14,908             11,119              38,991             31,906
  Customs brokerage................           15,698             10,398              43,516             29,172
  Other............................           12,764              8,532              34,664             24,123
                                         -----------        -----------         -----------        -----------
    Total net revenue..............           82,785             65,420             223,918            180,575
Staff costs........................           42,320*            31,568             115,404*            90,795
Depreciation.......................            2,461              1,942               6,716              5,570
Amortization.......................            1,323                816               3,200              1,861
Other operating expenses...........           28,682             22,787              79,473             66,548
                                         -----------        -----------         -----------        -----------
Operating profit...................            7,999              8,307              19,125             15,801
Interest expense, net..............             (856)               (50)             (2,516)              (783)
Gains/(losses) on foreign exchange.              237                 80                 870               (295)
                                         -----------        -----------         -----------        -----------
Pretax income                                  7,380              8,337              17,479             14,723
Income tax expense                            (2,252)              (731)             (4,831)            (1,279)
                                         -----------        -----------         -----------        -----------
Net income before minority interest            5,128              7,606              12,648             13,444
Minority interest..................             (305)               (50)               (705)              (357)
                                         -----------        -----------         -----------        -----------
Net income.........................      $     4,823*       $     7,556         $    11,943*       $    13,087
                                         ===========        ===========         ===========        ===========

Basic earnings per ordinary share..      $      0.25        $      0.52**       $      0.68        $      0.88**
Diluted earnings per ordinary share      $      0.24*       $      0.39         $      0.61*       $      0.68
Number of shares used for per share
  calculations:
  Basic shares.....................       19,188,004         14,197,231          17,561,163         14,226,425
  Diluted shares...................       19,693,224         19,292,043          19,615,792         19,321,237

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*    Staff costs include a non-cash charge of $2.3 million in the three and nine months ended October 31, 2000. This relates to the previously disclosed third quarter distribution from a stock award plan of ordinary shares to certain employees for past services. The third quarter distribution from this stock award plan was the final distribution for the plan. Without this non-cash charge, the net income for the three and nine months ended October 31, 2000 was $7.1 million and $14.2 million, respectively, and diluted earnings per share were $0.36 and $0.72, respectively.

** Includes the effect of preference dividends of $183 and $548 for the three and nine months ended October 31, 1999, respectively.

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EXHIBIT 99.2                                 NEWS RELEASE DATED DECEMBER 7, 2000
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UTi Worldwide Inc.
Selected Balance Sheet Data
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles)

                                          October 31, 2000    January 31, 2000
                                          ----------------    ----------------
                                            (Unaudited)

Cash and cash equivalents............         $ 29,330            $ 20,760
Trade and other receivables, net.....          235,108             183,083
Total current assets.................          264,438             203,843
Property, plant and equipment, net...           34,148              33,558
Goodwill, net........................           60,018              41,436
Total assets.........................          366,001             288,098

Total current liabilities............          242,002             167,174
Total long-term liabilities..........           12,061              14,339
Total shareholders' equity...........          109,992             105,014


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